ADDENDUM TO

INVESTMENT ADVISORY AGREEMENT

CALVERT WORLD VALUES FUND, INC.

International Opportunities Fund

Calvert Investment Management, Inc., as the investment advisor to the Calvert International Opportunities Fund, a series of the Calvert World Values Fund, Inc. (the “Fund”), hereby agrees to voluntarily waive 0.02% on assets up to and including $250 million, 0.005% on assets between $500 million and $1 billion, and 0.01% on assets in excess of $1 billion of its investment advisory fee, based on the average daily net assets of the Fund.

NOTE: This waiver is voluntary on the part of the investment advisor, and is contingent upon the continued service of Trilogy Global Advisors, LP and Advisory Research, Inc. as subadvisors to the Fund, each with an annual fee of 0.53% of the average daily net assets of the Fund up to and including $500 million and 0.44% of assets in excess of $500 million.

Date:  September 14, 2011

Attest:	CALVERT INVESTMENT MANAGEMENT, INC.

By:_________________	By: /s/Ronald M. Wolfsheimer
Ronald M. Wolfsheimer Senior Vice President, Chief Financial and Administrative Officer